Mail Stop 3561

September 25, 2008

Stephen C. Haley, President
Celsius Holdings, Inc.
140 NE 4th Avenue, Suite C
Delray Beach, Florida 33483

RE: Celsius Holdings, Inc.
        Registration Statement on Form S-1
        Filed August 29, 2008
        File No. 333-153244

Dear Mr. Haley:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible Series A Preferred Stock and other convertible securities that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the Preferred and other convertible securities).

2. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please

provide footnote disclosure of the terms of each such payment.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the Preferred and other convertible securities and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of the Preferred and other convertible securities.

3. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the Preferred and other convertible securities presented in a table, with the following information disclosed separately:

- the market price per share of the securities underlying the convertible securities on the date of sale of the convertible securities;

- the conversion price per share of the underlying securities on the date of the sale of the convertible securities, calculated as follows:

    - if the conversion/exercise price per share is set at a fixed price, use the price per share established for the convertible securities; and

    - if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of the convertible securities and determine the conversion/exercise price per share as of that date;

- the total possible shares underlying the convertible securities;

- the combined market price of the total number of shares underlying the convertible securities, calculated by using the market price per share on the date of the sale of the convertible securities and the total possible shares underlying them;

- the total possible shares the selling shareholders may receive and the combined conversion/exercise price of the total number of shares underlying the convertible securities, calculated by using the conversion/exercise price on the date of the sale of the convertible securities and the total possible number of shares the selling shareholders may receive; and

- the total possible discount to the market price as of the date of the sale of the convertible securities, calculated by subtracting the total conversion/exercise price on the date of the sale of the convertible securities from the combined market price of the total number of shares underlying them on that date.

If there are provisions in the Preferred or other convertible securities that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion/exercise price per share is fixed unless and until the market price falls below a stated price, at which point the conversion/exercise price per share drops to a lower price, please provide additional disclosure.

4. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit to be realized as a result of any conversion discounts for shares underlying any other warrants, options, notes or other securities that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

- market price per share of the underlying securities on the date of the sale of that other security;

- the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

  - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

  - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the exercise price per share as of that date;

- the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

5. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

   - the gross proceeds paid or payable to the issuer in the Preferred and other convertible security transactions;

   - all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment two;

   - the resulting net proceeds to the issuer; and

   - the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the Preferred and any other convertible securities, and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comment three and comment four.

   Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments, as disclosed in response to comment two, and the total possible discount to the market price of the shares underlying the Preferred and other convertible securities, as disclosed in response to comment three, divided by the net proceeds to the issuer from the sale of the Preferred and other convertible securities, as well as the amount of that resulting percentage averaged over the term of the convertible securities.

6. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

   - the date of the transaction;

   - the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

   - the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

7. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

- the number of shares outstanding prior to the Preferred and other convertible securities transactions that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

8. Please provide us, with a view toward disclosure in the prospectus, with the

following information:

- Whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying convertible notes; and

- whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's common stock, provide the following additional information:

  -the date on which each such selling shareholder entered into that short position; and

  -the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the Preferred and other convertible securities transactions and the filing of the registration statement (*e.g.*, before or after the announcement of the transaction, before the filing or after the filing of the registration statement, etc.).

9. Please provide us, with a view toward disclosure in the prospectus, with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the issuance of the Preferred and other convertible securities transactions; and

- copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the Preferred.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

10. Please provide us, with a view toward disclosure in the prospectus, with a

description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

11. With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Financial Statements

12. Please revise to include an audited balance sheet for the fiscal year ended December 31, 2006 in accordance with Article 8-02 of Regulation S-X.

Signatures

13. Please revise the statement in the second part of the Signatures page to make clear that the individuals are signing on their own behalf.

14. Please provide the full titles for Messrs. Haley and Norelid, and the capacities in which they sign the registration statement, in the second section of the Signatures page. See Instructions 1 and 2 to the Signatures page of Form S-1.

Other

15. We note references on page 28 and elsewhere to a December 19, 2007 securities purchase agreement with Golden Gate Investors, Inc. For example, you state on page F-13 that Golden Gate Investors is obligated to pay $250,000 per month when certain criteria are fulfilled, and that the "most significant criteria is that the Company can issue freely tradable shares." You also estimate that "according to Rule 144, the shares will be freely tradable at different dates in 2008." Please advise us why you believe that Rule 144 is available for the offer and sale of possibly "more than 20 million shares" and what appears to have been, to date, over 5 million shares that may have been resold into the market to comply with the 4.99% maximum ownership provision. In particular, advise us why you believe Golden Gate Investors is not acting as an underwriter. To help us understand your analysis, please:

- Quantify the number of shares outstanding held by non-affiliates at the time of the securities purchase agreement,
- Quantify the maximum possible number of shares that may be acquired by Golden Gate Investors,
- Provide a chart that quantifies, for each issuance, the number of shares received by Golden Gate Investors and the date of each issuance,
- Identify the date, for each issuance, that you believe the shares became

eligible for resale under Rule 144, and

- Tell us, for each issuance, the date on which Golden Gate Investors paid the required cash or other full consideration for such shares.

In addition, to help us understand your analysis, please advise us of the relationship of Golden Gate Investors with the company, including an analysis of whether Golden Gate Investors is an affiliate of the company. Also, please advise us whether Golden Gate Investors is a registered broker-dealer and whether or not it is in the business of buying and selling securities. We may have further comment.

16. We note the reference to "an additional 1,000 shares of Series A Preferred Stock" on page five. Footnote three on page 11 indicates that these additional shares are included in the 46,875,000 to be sold by the selling shareholder. Because the Securities Purchase Agreement appears to permit but not require the investor to purchase any of the additional shares, and such additional shares could be issued a significant period of time after effectiveness of the registration statement, it appears that the purchase was not completed in August 2008. Please advise us why you believe the potential issuance of the additional securities, and the registered sale of common shares underlying those securities, is a valid private placement followed by a public resale. See 3S of the March 1999 Update to the Manual of Publicly Available Telephone Interpretations available at: http://www.sec.gov/interps/telephone/phonesupplement1.htm. We may have further comment.

*   *   *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Janice McGuirk at (202) 551-3395 or Jim Lopez, Branch Chief, at (202) 551- 3536 with any questions.

Sincerely,

John Reynolds,
Assistant Director

cc: Roger Shaffer, Esq.
          Fax (561) 864-5101